Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(832) 369-6986
July 26, 2013
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Magnum Hunter Resources Corporation
Request for Withdrawal of Registration Statement on Form S-4
(File No. 333-186015)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, Magnum Hunter Resources Corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-4 (File No. 333-186015), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2013.
The Company is requesting the withdrawal of the Registration Statement because (i) the Company no longer meets the requirements for use of Form S-3 and is therefore required to include Form S-1 disclosure directly in the Form S-4, (ii) the Company will be filing a new Form S-4 that satisfies the disclosure requirements of Form S-1, (iii) the Company wishes to add a new subsidiary as an additional guarantor and (iv) the Company will not sell or exchange any securities under the Registration Statement filed with the Commission on January 14, 2013. The Company confirms that no securities have been sold or exchanged pursuant to the Registration Statement.
The Company also requests that, in accordance with Rule 457(p) under the Securities Act of 1933, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If any member of the Commission’s staff has any questions with respect hereto, such person should contact David E. Morrison at Norton Rose Fulbright or the undersigned at (214) 855-8301 or (832) 369-6986, respectively.
Very truly yours,
/s/ Paul Johnston
Paul Johnston
Senior Vice President and General Counsel
Magnum Hunter Resources Corporation

cc:    David E. Morrison (Norton Rose Fulbright)